FORM 6-K 14May13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended May 14, 2013

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT LIST

31	Chief Executive Officer Certificate Form 52-109F2 May 13, 2013
32	Chief Financial Officer Certificate Form 52-109F2 May 13, 2013
99.1	Management’s Discussion and Analysis Q1 as of May 13, 20132
99.2	News Release – May 10, 2013 - Annual General Meeting and Adoption of Advance Notice Policy
99.3
News Release – May 13 , 2013 - Canadian Zinc Reports Financial Results For First Quarter 2013-- Draft
    Water Licence and Land Use Permits Issued for Prairie Creek Mine- Encouraging Results from Drilling at South Tally Pond

99.4	Notice of Meeting and Record date – April 19, 2012

Interim Consolidated Financial Statements

For the three month period ended March 31, 2013

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

(The Company’s auditors have not reviewed these Interim Consolidated Financial Statements for the three month period ended March 31, 2013)

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Financial Position
(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	March 31, 2013	December 31, 2012

ASSETS
Current
Cash and cash equivalents (Note 3)	$25	$224
Short-term investments (Note 4)	2,282	5,458
Marketable securities (Note 5)	2,665	4,984
Other receivables and prepaid expenses	635	364

Total Current Assets	5,607	11,030

Other long-term assets (Note 6)	739	739
Property, plant and equipment (Note 7)	880	911
Exploration and evaluation assets (Note 8)	9,030	9,268

Total Assets	$16,256	$21,948

LIABILITIES
Current
Accounts payable	$748	$1,527
Accrued and other liabilities	189	461

Total Current Liabilities	937	1,988

Decommissioning liability (Note 9)	2,134	2,148

Total Liabilities	3,071	4,136

SHAREHOLDERS' EQUITY
Share capital (Note 10)	87,250	87,250
Reserves (Note 11)	12,516	12,470
Deficit	(86,581)	(81,908)

Total Shareholders’ Equity	13,185	17,812

Total Liabilities and Shareholders’ Equity	$16,256	$21,948
Commitments (Note 17)

Approved by the Board of Directors:
“John F. Kearney”	“Brian A. Atkins, CA”
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Comprehensive Loss
(Unaudited, expressed in thousands of Canadian dollars, except for share information)

	Three months ended March 31,
	2013	2012

Income
Investment income	$12	$48

Expenses
Depreciation	2	5
Exploration and evaluation (Note 12)	1,767	607
Listing and regulatory	15	15
Management and directors	210	166
Office and general	159	131
Professional	34	10
Project evaluation	5	1
Shareholder and investor communications	116	118
Share-based compensation	46	24
	2,354	1,077

Other income (expenses)
Finance costs (Note 9)	(12)	(11)
Loss on marketable securities (Note 5)	(2,319)	(1,509)
Tax deduction recovery (Note 13)	-	17
	(2,331)	(1,503)

Net loss for the period	(4,673)	(2,532)

Other comprehensive income (loss)	-	-

Comprehensive loss for the period	$(4,673)	$(2,532)

Net loss per share - basic and diluted	$(0.03)	$(0.02)
Weighted average number of shares outstanding

Basic and diluted	164,031,781	153,663,617

The accompanying notes are an integral part of these interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Cash Flows
(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	Three months ended March 31,
	2013	2012

Operating Activities
Net loss for the period	$(4,673)	$(2,532)
Adjustment for items not involving cash:
Accretion and depreciation	43	51
Loss on marketable securities (Note 5)	2,319	1,509
Tax deduction recovery (Note 13)	-	(17)
Share-based compensation	46	24
Change in non-cash working capital items:
Other receivables and prepaid expenses	(271)	(186)
Accounts payable and accrued liabilities	(839)	(197)
	(3,375)	(1,348)

Financing Activities
Capital stock issued	-	9,119
Issuance costs	-	(890)
	-	8,229

Investing Activities
Short-term investments	3,176	(8,270)
Property, plant and equipment	-	17
	3,176	(8,253)

Net change in cash and cash equivalents	$(199)	$(1,372)

Cash and cash equivalents, beginning of period	$224	$2,975

Net change in cash and cash equivalents	(199)	(1,372)

Cash and cash equivalents, end of period	$25	$1,603

The accompanying notes are an integral part of these interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Changes in Shareholders’ Equity
(Unaudited, expressed in thousands of Canadian dollars, except for share information)

	Common shares
	Number	Amount	Reserves	Deficit	Total

Balance, December 31, 2011	143,109,112	$ 77,052	$ 10,750	$ (62,038))	$ 25,764
Issue of shares at $0.67 per share	13,610,000	9,119	-	-	9,119
Share issuance costs	-	(768)	-	-	(768)
Share purchase warrants	-	(1,440)	1,440	-	-
Share-based compensation	-	-	24	-	24
Net loss for the period	-	-	-	(2,532))	(2,532))
Balance, March 31, 2012	156,719,112	83,963	12,214	(64,570))	31,607
Share issuance costs	-	7	-	-	7
Share purchase warrants	-	(120))	120	-	-
Paragon Minerals Acquisition	7,299,019	3,394	-	-	3,394
Options and warrants converted upon Paragon acquisition	-	-	53	-	53
Exploration and evaluation asset acquisition	9,520	4	-	-	4
Exercise of warrants at $0.40 per share	4,130	2	-	-	2
Share-based compensation	-	-	83	-	83
Net loss for the period	-	-	-	(17,338))	(17,338))
Balance, December 31, 2012	164,031,781	87,250	12,470	(81,908))	17,812
Share-based compensation	-	-	46	-	46
Net loss for the period	-	-	-	(4,673))	(4,673))
Balance, March 31, 2013	164,031,781	$ 87,250	$ 12,516	$ (86,581))	$ 13,185

The accompanying notes are an integral part of these interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
March 31, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.           Nature of Operations and Going Concern

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company is primarily engaged in the exploration, development and permitting of its mineral properties. The Company is considered to be in the exploration and development stage given that its mineral properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

These unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. At March 31, 2013, the Company had not achieved profitable operations, had an accumulated deficit since inception and expects to incur further losses in the development of its business. The Company’s forecasted cash requirements for the next twelve months require expenditures for corporate administration and significant expenditures on exploration and development programs. These factors indicate the existence of material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and the Company’s ability to continue is dependent on the Company raising additional financing. The Company is currently discussing financings with a number of institutions and believes that such discussions will result in the Company obtaining the financings required to fund continued exploration and development programs as well on-going corporate administration. However, there is no assurance that such financings will be obtained or obtained on commercially favourable terms. These unaudited interim consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the consolidated financial statements.

2.           Significant Accounting Policies

(a)	Statement of Compliance

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these unaudited interim consolidated financial statements are based on IFRS issued and outstanding as at May 8, 2013, the date the unaudited interim consolidated financial statements were approved and authorized for issue by the Board of Directors.

These unaudited interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2012 prepared in accordance with IFRS.

(b)	Basis of Preparation and Consolidation

These unaudited interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit and loss which are stated at their fair value. These unaudited interim consolidated financial statements are presented in Canadian dollars. The standards and interpretations within IFRS are subject to change and accordingly, the accounting policies for the annual period that are relevant to these unaudited interim consolidated financial statements will be finalized only when the annual IFRS financial statements are prepared for the year ending December 31, 2013. The accounting policies chosen by the Company have been applied consistently to all periods presented.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
March 31, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.           Significant Accounting Policies (continued)

(b)	Basis of Preparation and Consolidation (continued)

These consolidated financial statements include the accounts of Canadian Zinc Corporation and its wholly owned subsidiary Paragon Minerals Corporation (“Paragon”), collectively the group. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Accounts that require significant estimates as the basis for determining the stated amounts include exploration and evaluation assets, property, plant and equipment, decommissioning liability and share-based compensation. Depreciation of property, plant and equipment assets are dependent upon estimates of useful lives which are determined with the exercise of judgment. The assessment of any impairment of exploration and evaluation assets or property, plant and equipment is dependent upon estimates of fair value that take into account factors such as resource and reserve estimates, economic and market conditions and the useful lives of assets. Identifying a purchase transaction as being a business combination or an asset purchase requires judgement regarding whether the set of assets acquired and liabilities assumed constitutes a business based on the particular circumstances. Decommissioning liabilities are recognized in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Share-based compensation expense is calculated using the Black-Scholes valuation model which requires significant judgment as to considerations such as stock option lives and stock volatility.

(d)	IFRS Standards Adopted

IFRS 7 (Amendment)	Financial Instruments: Disclosure
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IAS 1 (Amendment)	Presentation of Financial Statements
IAS 12 (Amendment)	Income Taxes
IAS 19 (Revised)	Employee Benefits
IAS 27 (Revised)	Separate Financial Statements
IAS 28 (Revised)	Investments in Associates and Joint Ventures
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

(e)	IFRS Standards Issued But Not Yet Effective

IFRS 9	Financial Instruments (2)
IFRS 10 (Amendment)	Consolidated Financial Statements (1)
IFRS 12 (Amendment)	Disclosure of Interests in Other Entities (1)
IAS 27 (Amendment)	Separate Financial Statements (1)
IAS 32 (Amendment)	Financial Instruments: Presentation (1)
(1)	For annual periods beginning on or after January 1, 2014
(2)	For annual periods beginning on or after January 1, 2015

The Company anticipates that the application of these standards and amendments on their effective dates will not have a material impact on the consolidated results and financial position of the Company.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
March 31, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

3.           Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments which are readily convertible into cash with maturities of three months or less when purchased. The Company’s cash and cash equivalents at March 31, 2013 consisted of cash of $20,000 and cash equivalents of $5,000 (December 31, 2012 - cash of $200,000 and cash equivalents of $24,000).

4.           Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year when purchased. At March 31, 2013, short-term investments were valued at $2,282,000, earning investment income at a rate of 1.45% (December 31, 2012 - $5,458,000, earning income at a rate of 1.45%). The market value of these assets is based upon quoted market values and the recorded amounts at March 31, 2013 and December 31, 2012 equal the fair value for these investments.

5.           Marketable Securities

	March 31, 2013			December 31, 2012
	# of Shares	Original Cost	Fair Value	# of Shares	Original Cost	Fair Value
Vatukoula Gold Mines plc	12,573,380	$ 10,142	$ 2,665	12,573,380	$ 10,142	$ 4,984
		$ 10,142	$ 2,665		$ 10,142	$ 4,984

6.           Other Long-term Assets

As at March 31, 2013, other long-term assets consist of non-interest bearing reclamation security deposits of $525,000 (December 31, 2012 - $525,000) and restricted cash equivalents of $214,000 (December 31, 2012 -$214,000). The non-interest bearing reclamation security deposits are lodged with government agencies as security in support of certain reclamation obligations. The restricted cash equivalents are security for a letter of guarantee issued by a financial institution, to secure performance by the Company of certain obligations pursuant to an authorization to carry out road repairs adjacent to the Prairie Creek Mine Property granted by the Department of Fisheries and Oceans Canada.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
March 31, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.           Property, Plant and Equipment

	Mining Equipment	Office Equipment	Leasehold Improvements	Prairie Creek Plant & Mill	Total
Cost
December 31, 2011	$ 1,647	$ 159	$ 60	$ 500	$ 2,366
Additions	13	5	-	-	18
December 31, 2012	1,660	164	60	500	2,384
Additions	-	-	-	-	-
March 31, 2013	$ 1,660	$ 164	$ 60	$ 500	$ 2,384

Accumulated Depreciation
December 31, 2011	$ 1,126	$ 124	$ 53	$ -	$ 1,303
Depreciation charge	154	9	7	-	170
December 31, 2012	1,280	133	60	-	1,473
Depreciation charge	29	2	-	-	31
March 31, 2013	$ 1,309	$ 135	$ 60	$ -	$ 1,504

Net Book Value
December 31, 2011	$ 521	$ 35	$ 7	$ 500	$ 1,063
December 31, 2012	380	31	-	500	911
March 31, 2013	351	29	-	500	880

8.           Exploration and Evaluation Assets

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada. It also holds, through the Company’s wholly-owned subsidiary Paragon, a 100% interest in the South Tally Pond property in Newfoundland and Labrador.

The Company’s exploration and evaluation assets are comprised of the following:

	March 31, 2013	December 31, 2012
Prairie Creek Mine	$ 4,863	$ 4,889
Paragon properties	4,167	4,379
	$ 9,030	$ 9,268

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
March 31, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

9.           Decommissioning Liability

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and have been measured at the best estimate based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into exploration and evaluation assets and amortized over the life of the related asset.

At March 31, 2013, the decommissioning liability relates to reclamation and closure costs of the Company’s Prairie Creek Mine site. The accretion expense is included in finance costs on the consolidated statement of comprehensive income or loss.

The decommissioning liability at Prairie Creek is calculated as the net present value of estimated future net cash outflows of the reclamation and closure costs, which at March 31, 2013 total $2,961,000 (December 31, 2012 - $2,961,000) and are required to satisfy the obligations, discounted at 2.35% per annum (December 31, 2012 - 2.26%). The settlement of the obligations will occur through to 2029.

A summary of the Company’s provision for the decommissioning liability is presented below:

	March 31, 2013	December 31, 2012
Balance – beginning of year	$ 2,148	$ 1,907
Accretion expense	12	46
Change in estimates	(26))	195
Balance – end of period	$ 2,134	$ 2,148

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
March 31, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

10.           Share Capital

Authorized: Unlimited common shares with no par value (2012 – unlimited).

Issued and outstanding: 164,031,781 common shares (December 31, 2012 – 164,031,781).

(a)	During the year ended December 31, 2012

i.
On January 6, 2012, the Company issued by way of public offering 7,610,000 units (“Units”) on a brokered basis at $0.67 per Unit, for aggregate gross proceeds of $5,099,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at any time until January 6, 2014 at a price of $0.90 per common share. The agent to the private placement was paid a commission of 6.5% of the gross proceeds from the offering and received broker’s warrants to acquire 494,650 common shares at any time until July 6, 2013 at a price of $0.67 per share. Net proceeds from the issuance were $4,609,000 after issuance costs comprised of the agent’s commission of $331,000 and other issuance costs of $159,000. The Company allocated $704,000 of the gross proceeds to the fair value of the share purchase warrants issued and recognized non-cash costs for the fair value of the broker’s warrants granted of $109,000.

ii.
On February 10, 2012, the Company issued by way of non-brokered private placement 6,000,000 units (“Units”) to Zhongrun International Mining Co. Ltd. (“Zhongrun”) at $0.67 per Unit, for aggregate gross proceeds of $4,020,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at any time until February 10, 2014 at a price of $0.90 per common share. In connection with the Zhongrun financing the Company paid a finder’s fee to an arm’s length intermediary. Net proceeds from the issuance were $3,749,000 after issuance costs comprised of the finder’s fee of $201,000 and other issuance costs of $70,000. The Company allocated $747,000 of the gross proceeds to the fair value of the share purchase warrants.

iii.	4,130 warrants were exercised at a price of $0.40 per common share for proceeds of $2,000.

iv.
On September 24, 2012, the Company acquired Paragon Minerals Corporation and issued 7,299,019 common shares valued at $3,394,000 based on the Company’s closing market price on September 24, 2012 of $0.465 per share in exchange for all outstanding Paragon shares that the Company did not already own.

v.	On December 3, 2012, the Company issued 9,520 common shares valued at $4,000 and $40,000 in cash pursuant to an agreement by Paragon Minerals Corporation to acquire an exploration property.

11.           Reserves

(a)	Stock Options

At March 31, 2013, there were 7,564,053 incentive stock options outstanding.

At the Annual General Meeting held on June 13, 2012, shareholders approved the adoption of a new incentive stock option plan (the “2012 Plan“). The 2012 Plan is a fixed share stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company. No new stock options will be granted under the 2004 Rolling Stock Option Plan (the “2004 Plan”), which is a 10% rolling stock option plan, but the 6,035,000 stock options currently outstanding under the 2004 Plan will remain outstanding and subject to that plan. Stock options will only be granted under the 2012 Stock Option Plan to the extent that the aggregate number of options outstanding under the 2012 Plan and the 2004 Plan does not exceed 7,500,000. Under the 2012 Plan, each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the Toronto Stock Exchange on the day of grant. On October 4, 2012, the Company granted 960,000 stock options under the 2012 Plan which vest in equal eighths over a two year period, with an exercise price equal to the market price of the common shares as at the granting date and had a per-share fair value at the date of granting of $0.22. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 1.2%, an expected life of options of 2.6 to 3.5 years, an expected volatility of 71% to 73%, no expected dividends and a forfeiture rate of 2%.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
March 31, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves (continued)

(a)	Stock Options (continued)

The 310,533 incentive stock options converted on September 24, 2012, upon the Company’s acquisition of Paragon Minerals Corporation, which are reflected in the table below, represent options previously granted by Paragon and converted at the exchange ratio of 0.136 and had a per-share fair value at the date of conversion of $0.03. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 1.13%, an expected life of options of 1.5 years, an expected volatility of 70.9%, no expected dividends and a forfeiture rate of 0%.

Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

A summary of the Company’s options at March 31, 2013 and December 31, 2012 and the changes for the periods then ended is presented below:

	Three months ended March 31, 2013		Year ended December 31, 2012
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	7,605,533	$ 0.46	6,410,000	$ 0.41
Granted	-	-	960,000	0.46
Converted	-	-	310,533	1.54
Expired	(41,480))	4.49	(75,000))	0.94
Outstanding, end of period	7,564,053	$ 0.44	7,605,533	$ 0.46

As at March 31, 2013, the Company has outstanding and exercisable stock options, with a weighted average remaining contractual life of 2.18 years, to purchase an aggregate 7,564,053 common shares, of which 6,724,053 were exercisable as at that date, as follows:

	Options Outstanding		Options Exercisable
Expiry Date	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
June 3, 2013	10,200	2.21	10,200	2.21
September 23, 2013	71,400	0.81	71,400	0.81
September 23, 2013	102,000	1.14	102,000	1.14
September 23, 2013	453	4.93	453	4.93
March 27, 2014	1,575,000	0.23	1,575,000	0.23
December 31, 2014	40,800	1.14	40,800	1.14
May 12, 2015	4,460,000	0.45	4,460,000	0.45
January 27, 2016	300,000	0.71	300,000	0.71
February 1, 2016	10,200	1.29	10,200	1.29
July 4, 2016	34,000	0.81	34,000	0.81
October 3, 2017	960,000	0.46	120,000	0.46
	7,564,053	$ 0.44	6,724,053	$ 0.44

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
March 31, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves (continued)

(a)	Stock Options (continued)

For the three month period ended March 31, 2013, the Company recorded share-based compensation charges for stock options granted to directors, officers and employees of $46,000 versus $24,000 for the comparative period.

The share-based compensation charges were determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Period of Grant	Three months ended March 31, 2013	Year ended December 31, 2012 (2)
Dividend Yield	-	0%
Risk free interest rate	-	1.2%
Expected life	-	2.6 to 3.5 years
Expected volatility (1)	-	71.4% to 73.1%
Weighted average grant date fair value	-	$ 0.22
Forfeiture rate	-	2%
(1) Determined based on historical volatility of the Company’s share price. (2) Excludes stock options converted upon Paragon acquisition

(b)	Warrants

As at March 31, 2013, the Company has outstanding exercisable warrants, with a weighted average remaining contractual life of 0.79 years, to purchase an aggregate 13,419,693 common shares, as follows:

Three months ended March 31, 2013			Year ended December 31, 2012
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	13,419,693	$ 0.95	5,054,148	$ 0.88
Issued	-	-	7,299,650	0.88
Converted	-	-	1,407,168	1.51
Exercised	-	-	(4,130))	0.40
Expired	-	-	(337,143)	0.70
Outstanding, end of period	13,419,693	$ 0.95	13,419,693	$ 0.95

The 1,407,168 warrants converted on September 24, 2012, upon the Company’s acquisition of Paragon Minerals Corporation, represent warrants previously granted by Paragon and converted at the exchange ratio of 0.136 and had a per-share fair value at the date of conversion of $0.03. The fair value of the warrants was determined under the Black-Scholes option pricing model using a risk-free interest rate of 1.13%, an expected life of 1.5 years, an expected volatility of 70.9% and no expected dividends.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
March 31, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves (continued)

(b)	Warrants (continued)

	Warrants Outstanding and Exercisable
Expiry Date	Number of Warrants	Weighted Average Exercise Price
June 30, 2013	212,875	$ 0.75
July 6, 2013	494,650	0.67
August 17, 2013	194,313	1.76
December 30, 2013	4,500,000	0.90
January 6, 2014	3,805,000	0.90
February 10, 2014	3,000,000	0.90
June 3, 2014	1,212,855	1.47
	13,419,693	$ 0.95

The fair value of the warrants issued was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Year of Grant	Three months ended March 31, 2013	Year ended December 31, 2012 (2)
Dividend Yield	-	0%
Risk free interest rate	-	0.95%
Expected life	-	1.4 to 1.9 years
Expected volatility (1)	-	74.5% to 78.2%
Weighted average grant date fair value	-	$ 0.20
(1) Determined based on historical volatility of the Company’s share price. (2) Excludes stock options converted upon Paragon acquisition

(c)	Summary

	Options	Warrants	Unexercised Options and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2011	1,240	1,070	7,836	604	10,750
Share-based compensation	107	-	-	-	107
Stock options expired	(29))	-	29	-	-
Broker and share purchase warrants issued	-	1,560	-	-	1,560
Broker warrants expired	-	(81))	81	-	-
Paragon acquisition	8	45	-	-	53
Balance, December 31, 2012	1,326	2,594	7,946	604	12,470
Share-based compensation	46	-	-	-	46
Stock options expired	(1))	-	1	-	-
Balance, March 31, 2013	$ 1,371	$ 2,594	$ 7,947	$ 604	$ 12,516

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
March 31, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.           Exploration and Evaluation Expenses

Employee wages and benefits included in exploration and evaluation expenses were $190,000 for the three month period ended March 31, 2013 (March 31, 2012 - $130,000).

	Three months ended March 31,
Prairie Creek	2013	2012
Camp operation and project development	$84	$146
Diamond drilling	-	111
Feasibility studies and mine planning	1,058	167
Permitting and environmental	274	148
	1,416	572

Depreciation – mining plant and equipment	29	35
Total exploration and evaluation expenses	$1,445	$607

Exploration and evaluation, beginning of year	$56,424	$47,387
Total exploration and evaluation expenses	1,445	607
Exploration and evaluation, end of period	$57,869	$47,994

	Three months ended March 31,
Paragon Properties	2013	2012
Camp operation and project development	$ 62	$ -
Diamond drilling	260	-
Total exploration and evaluation expenses	322	$ -

Exploration and evaluation, beginning of year	$ 88	$ -
Total exploration and evaluation expenses	322	-
Exploration and evaluation, end of period	$ 410	$ -

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
March 31, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

13.           Tax Deduction Recovery

During the three month period ended March 31, 2013, the Company recognized a tax deduction recovery of $nil (March 31, 2012 - $17,000) in respect of flow-through shares and renounced exploration and evaluation expenses deductible for Canadian income tax purposes.

14.           Government Grants

For the three month period ended March 31, 2013, the Company received government grants in the amount of $100,000 (March 31, 2012 - $109,000) and recorded as a reduction to the related expense and $nil (March 31, 2012 - $126,000) related to the purchase of equipment and recorded as a reduction of the carrying value of the related asset.

15.           Capital Management

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital. As the Company is in the exploration and evaluation stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore its Canadian properties and develop its Prairie Creek project for the benefit of its stakeholders. The Company uses stock options primarily to retain and provide future incentives to key employees and members of the management team. The granting of stock options is primarily determined by the Compensation Committee of the Board of Directors.

16.           Related Party Transactions

For the three month period ended March 31, 2013, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $6,000 versus $6,000 for the comparative period. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At March 31, 2013, $12,000 relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2012 - $4,000).

For the three month period ended March 31, 2013, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $210,000 versus $166,000 for the comparative period. For the three month period ended March 31, 2013, the Company incurred share-based compensation with officers and directors in the amount of $5,000 versus $18,000 for the comparative period.

17.           Commitments

The Company has entered into certain operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

Year ending December 31,	Total
2013	$ 132
2014	173
2015	155
2016	151
2017	88
$ 699

During the three month period ended March 31, 2013, the Company recognized lease expense of $50,000 (March 31, 2012 - $44,000).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: May 14, 2013	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman